Exhibit 99.1

RONIN TRADING AND SW INVESTMENT MANAGEMENT ANNOUNCE ADDITIONAL NOMINATION TO BOARD OF PEREGRINE PHARMACEUTICALS

Biotech Industry Veteran James (Jamie) J. Egan Joins Slate of Four Highly Qualified Candidates for Election at Upcoming 2017 Annual Meeting

Ronin Calls on Peregrine to Hold 2017 Annual Meeting without Further Delay

CHICAGO, IL, OCTOBER 10, 2017 — Ronin Trading, LLC and SW Investment Management LLC (together with the other participants in their solicitation, “Ronin” or “we”), collectively the second largest stockholder of Peregrine Pharmaceuticals, Inc. (“Peregrine” or the “Company”) (NASDAQ:PPHM), with aggregate beneficial ownership of approximately 8.9% of the Company’s outstanding shares of common stock, today issued the following statement with respect to Peregrine.

We are excited to announce our additional nomination of James (Jamie) J. Egan, a 30-year biotech veteran, for election to Peregrine’s Board of Directors (the “Board”) at the Company’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”). We believe Mr. Egan’s deep understanding of antibodies, history of senior operations roles at reputable companies in the biotech industry, and proven ability to execute large deals with major pharmaceutical firms make him ideally suited for the Board and a great complement to our previously announced slate of nominees (Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian). Mr. Egan’s qualifications are discussed in greater detail below.

Ronin has put forth a slate of highly qualified candidates that we believe are capable of delivering stockholder value. Therefore, we are extremely frustrated that the Board continues to needlessly delay the 2017 Annual Meeting, an action that we believe benefits insiders at the expense of stockholders. It has been over ten weeks since Peregrine announced its intention to expand the size of the Board “from four to up to seven members through the addition of new highly-qualified independent directors,” yet incredibly, the Board still has not announced a single independent candidate for its slate of nominees. Stockholders should not be punished for the Board’s inability to identify qualified independent directors. Furthermore, we are dismayed that Peregrine’s first new director candidate, Dr. Roger Lias, is a Company insider rather than an independent member. Not only is it inappropriate for two Company insiders to serve on the Board, but this appointment directly contradicts Peregrine’s own statement about adding “independent” directors. We feel these actions are yet more evidence of the extraordinarily poor corporate governance practices at the Company and highlight the need for an overhaul of Peregrine’s leadership.

Considering that Peregrine’s past 15 annual meetings were held in October, it is blatantly obvious to us that the Company is stalling as a means to entrench the incumbents and insulate them from the will of Peregrine’s stockholders. To the extent the Company fails to promptly call the 2017 Annual Meeting, we intend to file suit in accordance with Delaware law to compel the holding of the meeting so we can continue this process of change.

James J. Egan (“Jamie”) currently serves as a strategic advisor to Numab AG, a Swiss biotech company that develops antibody-based therapeutics. From 2009 — 2012, Jamie was the Chief Operating Officer of Sucampo Pharmaceuticals, Inc., a publicly-traded global pharmaceutical company, during which time he worked closely with the company’s manufacturing partners. Prior to that, Mr. Egan served as Chief Business Officer of ESBATech AG, a privately held Swiss biotechnology company, from 2006 until its acquisition by Alcon S.A. for $589 million in 2009, which Mr. Egan facilitated. From 2001 — 2006, Jamie was Senior VP of Licensing and Corporate Development for biopharmaceutical company Idenix Pharmaceuticals, Inc. (“Idenix”), where he played an instrumental role in Novartis AG’s $255 million investment in the company as part of a strategic alliance that allowed Idenix to go public in 2004. Idenix was later acquired by Merck & Co. in 2014 for nearly $3.9 billion. Mr. Egan has also held senior operations roles at pharmaceutical company G.D. Searle & Co. and global healthcare company Abbott Laboratories in the 1980’s and 1990’s. Prior to becoming a biotech executive, Mr. Egan was a foreign services officer at the US embassy in Tokyo and an attorney with the Department of Justice. Mr. Egan is fluent in Japanese.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ronin Trading, LLC, together with the other participants named herein (collectively, “Ronin”), has filed a preliminary proxy statement and an accompanying proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of four highly qualified director nominees at the 2017 annual meeting of stockholders Peregrine Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

RONIN STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the solicitation are Ronin Trading, LLC (“Ronin Trading”), John S. Stafford, III, SWIM Partners LP (“SWIM Partners”), SW Investment Management LLC (“SW Management”), Stephen White, James J. Egan, Gregory P. Sargen, Brian W. Scanlan and Saiid Zarrabian.

As of the date hereof, Ronin Trading directly beneficially owned 3,310,652 shares of the Company’s common stock, $0.001 par value per share (“Common Stock”), including 137,260 shares of Common Stock that may be acquired upon the conversion of 115,299 shares of the Company’s 10.50% Series E Convertible Preferred Stock, $0.001 par value per share (“Series E Preferred Stock”). Mr. Stafford, as the Manager of Ronin Trading, may be deemed to beneficially own the 3,310,652 shares of Common Stock beneficially owned directly by Ronin Trading. As of the date hereof, SWIM Partners directly beneficially owned 510,333 shares of Common Stock, including 10,333 shares of Common Stock that may be acquired upon the conversion of 8,680 shares of Series E Preferred Stock. As of the date hereof, an account separately managed by SW Management (the “SW Account”) held 203,714 shares of Common Stock, including 3,714 shares of Common Stock that may be acquired upon the conversion of 3,120 shares of Series E Preferred Stock. SW Management, as the general partner and investment adviser of SWIM Partners and the investment adviser of the SW Account, may be deemed to beneficially own the 714,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners and held in the SW Account. Mr. White, as the Manager of SW Management, may be deemed to beneficially own the 714,047 shares of Common Stock beneficially owned in the aggregate by SWIM Partners and held in the SW Account. As of the date hereof, Messrs. Egan, Sargen, Scanlan and Zarrabian did not beneficially own any securities of the Company.

Investor Contact:

Stephen White
SW Investment Management LLC
(312) 765-7033